Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Longs Drug Stores Corporation

at

$71.50 Net Per Share

by

Blue MergerSub Corp.

an indirect wholly-owned subsidiary of

CVS Caremark Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, SEPTEMBER 15, 2008, UNLESS THE OFFER IS

EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF AUGUST 12, 2008 AMONG LONGS DRUG STORES CORPORATION (“LONGS”), CVS CAREMARK CORPORATION AND BLUE MERGERSUB CORP.

THE BOARD OF DIRECTORS OF LONGS HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER REFERRED TO HEREIN, ARE ADVISABLE AND IN THE BEST INTERESTS OF LONGS’ STOCKHOLDERS AND (II) ADOPTED THE MERGER AGREEMENT AND APPROVED THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER. THE LONGS BOARD RECOMMENDS THAT LONGS’ STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

THE OFFER IS SUBJECT TO VARIOUS CONDITIONS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (1) THROUGH (5). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

August 18, 2008

IMPORTANT

If you desire to tender all or any portion of your shares of Longs common stock in the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Mellon Investor Services LLC, the Depositary for the Offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Mellon Investor Services LLC before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares” of this Offer to Purchase.

•

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your shares of Longs common stock using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, Morrow & Co., Inc., at (877) 366-1576 for assistance. See “Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your shares of Longs common stock through a broker, bank or trust company, you must contact your broker or bank and give instructions that your Longs shares be tendered.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

SUMMARY TERM SHEET

We, Blue MergerSub Corp. (“Purchaser”), an indirect wholly-owned subsidiary of CVS Caremark Corporation (“CVS”), are offering to purchase all outstanding shares of common stock, par value $0.50 per share, of Longs Drug Stores Corporation (“Longs”) for $71.50 per share in cash, net to the seller, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger dated as of August 12, 2008 among Longs, CVS and Purchaser. The following are some of the questions you, as a Longs stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Blue MergerSub Corp.

Who is offering to buy my securities?

Our name is Blue MergerSub Corp. We are a Maryland corporation formed for the purpose of making this tender offer for all of the common stock of Longs. We are an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation. See the “Introduction” to this Offer to Purchase and “Section 9—Certain Information Concerning Purchaser and Purchaser.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.50 per share, of Longs. See the “Introduction” to this Offer to Purchase and “Section 1—Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $71.50 per share in cash, without interest, less any applicable withholding taxes but without brokerage fees or commissions or, except in certain circumstances, transfer taxes. If you are the record holder of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will need approximately $3.0 billion to purchase all shares of Longs common stock validly tendered in the offer, to cash out certain stock options, performance shares and restricted shares, to refinance certain of Longs’ existing credit facilities, to pay related fees and expenses and to pay the merger consideration in connection with the merger of us into Longs, which is expected to follow the successful completion of the tender offer. A portion of the approximate $3.0 billion is expected to come from CVS’ existing credit facilities. In addition, CVS has received commitments from Lehman Brothers Commercial Bank or an affiliate thereof and Deutsche Bank AG Cayman Islands Branch to provide a $1.5 billion unsecured bank facility to provide part of the financing for the acquisition. CVS will provide us with the necessary funds to fund the offer through borrowings under this facility, issuance of commercial paper, other contemplated financings and/or cash on hand. Consummation of the offer is not subject to any financing condition. See “Section 10—Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares of Longs common stock solely for cash;

•

as described above, we, through our parent company, CVS, will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining shares for the same cash per share price in any subsequent offering period or the merger.

See “Section 10—Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•

at least two-thirds of the outstanding shares of Longs common stock, on a fully diluted basis, having been validly tendered and not withdrawn prior to the expiration of the offer (as may be extended from time to time); and

•	our receiving U.S. antitrust clearance required for the offer.

Other conditions of the offer are described in “Section 15—Conditions of the Offer.” See also “Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the offer is not conditioned on CVS or Purchaser obtaining financing.

Is there an agreement governing the offer?

Yes. Longs, CVS and Purchaser have entered into an agreement and plan of merger dated as of August 12, 2008. The merger agreement provides, among other things, for the terms and conditions of the offer and, following consummation of the offer, the merger of Purchaser into Longs. See the “Introduction” to this Offer to Purchase and “Section 13—The Transaction Documents—The Merger Agreement.”

What does Longs’ board of directors think about the offer?

Longs’ board of directors unanimously:

•	determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Longs’ stockholders;

•	adopted the merger agreement and approved the transactions contemplated thereby, including the offer and the merger; and

•	recommends that Longs’ stockholders accept the offer and tender their shares.

See “Section 11—Background of the Offer” and “Section 13—“The Transaction Documents—The Merger Agreement—Longs Board Recommendation.”

How long do I have to decide whether to tender in the offer?

You have until at least 12:00 Midnight, New York City time, at the end of Monday, September 15, 2008, to decide whether to tender your shares in the offer. See “Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Mellon Investor Services LLC, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3—Procedure for Tendering Shares.” In addition, if we extend the offer or provide a subsequent offering period in the offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, bank, trust company or other custodian, they may require advance notification before the expiration date of the offer.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares of Longs common stock promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “Section 15—Conditions of the Offer.” We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the merger agreement, to delay the acceptance for payment or payment for shares of Longs common stock until satisfaction of all conditions to the offer relating to governmental or regulatory approvals.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Mellon Investor Services LLC, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of Longs common stock will be made only after timely receipt by Mellon Investor Services LLC of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “Section 3—Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can the offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the offer, including following a prior extension, any condition to the offer has not been satisfied or waived, we will extend the offer. In addition, we may extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or any other governmental authority that is applicable to the offer. We have no obligation, however, to extend the offer beyond August 12, 2009. See “Section 1—Terms of the Offer.”

How will I be notified if the offer is extended?

If we extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

Will there be a subsequent offering period?

Following the satisfaction of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including any extensions), we may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. We may extend the subsequent offering period provided that we are not permitted under U.S. Federal securities laws to provide a subsequent offering period of more than 20 business days in the aggregate. We have not at this time made a final decision to provide or not to provide a subsequent offering period. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights” of this document for more information concerning any subsequent offering period.

What is the difference between an extension of the offer and a subsequent offering period?

If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the shares that were validly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received and cannot be withdrawn. See “Section 1—Terms of the Offer” and “Section 4—Withdrawal Rights.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•

if you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Mellon Investor Services LLC, the depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Mellon Investor Services LLC before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3—Procedure for Tendering Shares.”

•

if you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the information agent, Morrow & Co., Inc., at (877) 366-1576 for assistance. See “Section 3—Procedure for Tendering Shares” for further details.

•	if you hold your Longs shares through a broker or bank, you must contact your broker or bank and give instructions that your Longs shares be tendered.

•

if you hold shares through Longs’ 401(k) plan, you must contact Merrill Lynch Bank & Trust Co., FSB and give instructions that your Longs shares be tendered. Detailed instructions are contained in the Letter to Longs Drug Stores California, Inc. 401(k) Plan Participants.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration date of the offer as it may be extended. Further, if we have not accepted your shares for payment by October 16, 2008, you may withdraw them at any time after October 16, 2008. Once we accept your tendered shares for payment upon expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during a subsequent offering period, if we elect to have such a period. See “Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Mellon Investor Services LLC, the depositary for the offer, while you have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, bank, trust company or other nominee, you must instruct the broker, bank, trust company or other nominee to arrange to withdraw the shares. See “Section 4—Withdrawal Rights.”

Will the offer be followed by a merger if all Longs shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or, where permissible, waived, we will be merged with and into Longs. If we purchase shares in the offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Longs. Furthermore, if pursuant to the offer or otherwise we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the stockholders of Longs. If the merger takes place, Longs will become an indirect wholly-owned subsidiary of CVS, and all remaining stockholders (other than Longs, CVS or any of their subsidiaries (including us)) will receive $71.50 net per share in cash (or any higher price per share which is paid in the offer). See the “Introduction” to this Offer to Purchase and “Section 12—Purpose of the Offer; Plans for Longs; Stockholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the merger takes place between Longs and us, Longs’ stockholders not tendering their shares in the offer will receive cash in an amount equal to the price per share paid in the offer. Therefore, if the merger takes place, the only difference between tendering and not tendering your shares is that tendering stockholders will be paid earlier. If you decide not to tender your shares in the offer and we purchase the shares which are tendered in the offer, but the merger does not occur, there may be so few remaining stockholders and publicly traded shares that Longs common stock will no longer be eligible to be traded on the New York Stock Exchange or other securities exchanges and there may not be an active public trading market for Longs common stock. Also Longs may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13—The Transaction Documents—The Merger Agreement.”

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer or the merger. See “Section 12—Purpose of the Offer; Plans for Longs; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

If you successfully complete the offer, what will happen to Longs board of directors?

If we accept shares of Longs common stock for payment pursuant to the offer, under the merger agreement CVS will become entitled to designate at least two-thirds of the members of Longs’ board of directors. In such case, Longs has agreed to cause CVS’ designees to be elected or appointed to its board of directors in such number as is proportionate to CVS’ share ownership. Therefore, if we accept shares of Longs common stock for payment pursuant to the offer, CVS will obtain control of the management of Longs shortly thereafter. However, prior to the effective time of the merger, the approval of a majority of Longs’ directors then in office who were not designated by CVS will be required for Longs to authorize any termination of the merger agreement by Longs, any amendment of the merger agreement requiring action by Longs’ board of directors or effect certain other actions related to or in connection with the merger. Longs has agreed to use its reasonable best efforts to ensure that all members of its board of directors who are not employees of Longs remain directors until the effective time of the merger. See “Section 12—Purpose of the Offer; Plans for Longs; Stockholder Approval; Appraisal Rights.”

What is the market value of my shares as of a recent date?

On August 12, 2008, the last full trading day before we announced the offer and the possible subsequent merger, the closing price of shares of Longs common stock reported on the New York Stock Exchange was $54.04 per share. On August 15, 2008, the last full trading day before the date of this Offer to Purchase, the closing price of a share of Longs common stock on the New York Stock Exchange was $71.99. You should obtain current market quotations for shares before deciding whether to tender your shares.

What are the federal income tax consequences of exchanging my shares pursuant to the offer, during a subsequent offering period or pursuant to the merger?

In general, your exchange of shares of Longs common stock for cash pursuant to the offer, during a subsequent offering period or pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the offer, during a subsequent offering period or pursuant to the merger in light of your particular circumstances. See “Section 5—Material U.S. Federal Income Tax Considerations.”

Whom can I talk to if I have questions about the offer?

You can call Morrow & Co., Inc., the information agent for the offer, toll free at (877) 366-1576.

To the Stockholders of Longs:

INTRODUCTION

Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), is offering to purchase all outstanding shares of common stock, par value $0.50 per share, of Longs Drug Stores Corporation (“Shares”), a Maryland corporation (“Longs”), for $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Mellon Investor Services LLC (the “Depositary”) and Morrow & Co., Inc. (the “Information Agent”) incurred in connection with the Offer. See “Section 17—Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger dated as of August 12, 2008 (the “Merger Agreement”) among Longs, CVS and Purchaser. The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into Longs (the “Merger”), with Longs continuing as the surviving corporation and an indirect wholly-owned subsidiary of CVS. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than any Shares held by CVS or any subsidiary of Longs or CVS) will be converted into the right to receive the price per Share paid in the Offer (the “Offer Price”), without interest. No appraisal rights are available to holders of Shares in connection with the Offer or the Merger. The Merger is subject to the satisfaction or waiver of certain conditions described in “Section 15—Conditions of the Offer.” “Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5—Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Board of Directors of Longs (the “Longs Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Longs’ stockholders and (ii) adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the Maryland General Corporation Law (the “MGCL”). The Longs Board recommends that Longs’ stockholders accept the Offer and tender their Shares in the Offer. Longs has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

J.P. Morgan Securities, Inc., Longs’ financial advisor, has delivered to the Longs Board its written opinion to the effect that, as of August 11, 2008, and based upon and subject to the factors and assumptions set forth therein, the $71.50 per Share in cash to be received by Longs’ stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of such written opinion containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is included with Longs’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by Longs with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to Longs’ stockholders with this Offer to Purchase.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by CVS and/or Purchaser, represents at least two-thirds of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”) and (ii) expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”). See “Section 15—Conditions of the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares mean, as of any time, the number of Shares outstanding, together with all Shares which Longs would be required to issue pursuant to any then outstanding options or other securities convertible into or exercisable or exchangeable for Shares, regardless of the conversion price, the vesting schedule or other terms and conditions thereof. According to Longs, as of August 14, 2008, there were 36,007,597 Shares issued and outstanding, performance-based restricted stock grants settleable in 412,000 Shares and 1,560,340 outstanding stock options. Accordingly, we anticipate that the Minimum Condition would be satisfied if approximately 25,319,958 Shares are validly tendered pursuant to the Offer and not withdrawn.

Upon the time when Shares are first accepted for payment under the Offer (the “Acceptance Time”), the Merger Agreement provides that CVS will be entitled to designate the number of directors, rounded up to the next whole number, to the Longs Board that is in the same proportion as the Shares beneficially owned by CVS to the total number of Shares outstanding. CVS currently intends, promptly after consummation of the Offer, to exercise this right and to designate officers or employees of CVS or an affiliate of CVS to serve as directors of Longs. We expect that such representation on the Longs Board would permit us to exert substantial influence over Longs’ conduct of its business and operations. Longs has agreed to use its reasonable best efforts to ensure that all members of the Longs Board who are not employees of Longs remain directors until the Merger Effective Time. Purchaser currently intends, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of Longs.

Under the MGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to effect the Merger under the short-form merger provisions of the MGCL without a vote of Longs’ stockholders. If we do not acquire at least 90% of the outstanding Shares (including pursuant to the “top-up” option described below), we will have to seek approval of the Merger Agreement and the Merger by Longs’ stockholders. Such approval of the Merger Agreement and the Merger would require the affirmative vote of holders of two-thirds of the outstanding Shares. Assuming that the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the affirmative vote of any other Longs’ stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement and the Merger. See “Section 13—The Transaction Documents—The Merger Agreement.”

The Offer is conditioned upon the fulfillment of the conditions described in “Section 15—Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of Monday, September 15, 2008, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3—Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 Midnight, New York City time, at the end of Monday, September 15, 2008, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is subject to the conditions set forth in “Section 15—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition and expiration or termination of any applicable waiting period relating to the Offer under the HSR Act. See “Section 16—Certain Legal Matters; Regulatory Approvals.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, Purchaser must extend the Expiration Date for an additional period or periods until all of the conditions are satisfied or waived, but not beyond August 12, 2009 (the “End Date”). Notwithstanding the foregoing, under the terms of the Merger Agreement, Purchaser may not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4—Withdrawal Rights.” In addition, pursuant to the terms of the Merger Agreement, we may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or governmental authority that is applicable to the Offer.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, we expressly reserve the right to provide, at our option, a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, (i) it will remain open for such period or periods as we will specify of at least three business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. We may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate duration of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

We have not at this time made a decision to provide or not to provide a Subsequent Offering Period. If we elect to provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that Longs’ consent is required for us to (i) waive the Minimum Condition or (ii) change the form of consideration payable in the Offer, decrease the Offer Price or the number of Shares sought in the Offer, impose conditions to the Offer in addition to those set forth set forth in “Section 15—Conditions of the Offer,” modify the conditions to the Offer set forth in “Section 15—Conditions of the Offer” or amend any other term of the Offer in any manner adverse to the holders of Shares.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones New Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Longs has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the condition of the Offer set forth in “Section 15—Conditions of the Offer.” If we provide a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in “Section 16—Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in “Section 3—Procedure for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Longs’ stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Longs’ stockholders.

Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights. Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after October 16, 2008.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after October 16, 2008, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in “Section 3—Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Considerations. The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

U.S. Holders. Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

Your exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders. The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will not be subject to U.S. federal income tax, unless: (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or (iii) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Information Reporting and Backup Withholding. Proceeds from the sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the Internal Revenue Service. See “Section 3—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

6. Price Range of Shares; Dividends. The Shares are listed and principally traded on NYSE under the symbol “LDG”. The following table sets forth for the periods indicated the high and low sales prices per Share on NYSE as reported in published financial sources:

	High	Low	Dividends
FY 2007
First Quarter	$48.55	$33.95	$0.14
Second Quarter	48.50	39.75	0.14
Third Quarter	48.53	38.76	0.14
Fourth Quarter	45.88	40.62	0.14
FY 2008
First Quarter	54.99	42.25	0.14
Second Quarter	59.20	48.70	0.14
Third Quarter	54.69	45.17	0.14
Fourth Quarter	56.71	43.41	0.14
FY 2009
First Quarter	50.31	36.65	0.14
Second Quarter	49.87	39.50	0.14
Third Quarter (through August 15)	71.99	46.50

On August 12, 2008, the last full trading day before the announcement of the Offer and the possible Merger, the reported closing sales price per Share on NYSE in published financial sources was $54.04. On August 15, 2008, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on NYSE was $71.99. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated but the Merger does not take place, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NYSE, the market for the Shares could be adversely affected. According to NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on NYSE if, among other things, (i) there were fewer than 400 stockholders, (ii) there were fewer than 1,200 stockholders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000 or (iv) the aggregate market value of the publicly held Shares was less than $50 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares (which we intend to cause Longs to seek if we acquire control of Longs and the Shares no longer meet the NYSE listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through the Nasdaq National Market or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration of the Shares under the Exchange Act.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Longs to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Longs subject to registration, would substantially reduce the information required to be furnished by Longs to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Longs. Furthermore, “affiliates” of Longs and persons holding “restricted securities” of Longs may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Longs to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NYSE will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Longs. Longs is a Maryland corporation founded in 1938, with principal executive offices at 141 North Civic Drive, Walnut Creek, California 94596. The telephone number of Longs’ principal executive offices is (925) 937-1170.

The following description of Longs and its business has been taken from Longs’ Form 10-K for the year ended January 31, 2008, and is qualified in its entirety by reference to such Form 10-K:

Through its retail drug store segment, Longs is one of the most recognized retail drug store chains on the West Coast of the United States and in Hawaii, with 510 stores as of January 31, 2008. Its retail drug stores have a long history of serving the health and well-being needs of customers through customer-oriented pharmacy services and convenient product offerings that focus on health and wellness, beauty and convenience. Longs’ retail drug store segment also operates a mail order pharmacy business.

Longs’ pharmacy benefit services segment provides a range of services related to pharmacy benefit management, including plan design and implementation, claims administration and formulary management to third-party health plans and other organizations. In addition, effective January 1, 2006, Longs’ pharmacy benefit services segment began offering prescription drug plans under Medicare Part D as established by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. These plans will provide prescription drug benefits to an estimated 440,000 to 450,000 Medicare beneficiaries in all 50 states and the District of Columbia in the calendar 2008 plan year. RxAmerica has extensive experience in managed state plans and an established reputation for reducing health care costs. Fiscal 2007 was the first full year of results for Longs’ Medicare prescription drug plans.

Longs Projections. In connection with CVS’ due diligence review, Longs provided to CVS certain projected and budgeted financial information concerning Longs. In addition, Longs provided the same information to its own financial advisors. Longs advised CVS (as well as J.P. Morgan Securities, Inc.) that Longs’ internal financial forecasts (upon which the projections provided to CVS were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to CVS), all made by Longs management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond Longs’ control. Accordingly, there can be no assurance that the assumptions made by Longs in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections provided by Longs.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of CVS, Purchaser, Longs or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because Longs made them available to CVS in connection with CVS’ due diligence review of Longs. None of CVS, Purchaser, Longs or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is CVS’ understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Longs’ independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Longs may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The projections provided by Longs management included the following for Longs on a consolidated basis:

($ in millions)	Fiscal Year Ending January 2009
Sales	$5,579
Earnings before Interest, Taxes, Depreciation and Amortization	$299
Net Income	$113

Additional Information. Longs is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Longs’ filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9. Certain Information Concerning Purchaser and CVS. Purchaser is a Maryland corporation incorporated on August 7, 2008, with principal executive offices at One CVS Drive, Woonsocket, Rhode Island 02895. The telephone number of our principal executive offices is (401) 765-1500. To date, we have engaged in no activities other than those incidental to our formation, entry into the Merger Agreement and commencement of the Offer. Purchaser is an indirect wholly-owned subsidiary of CVS.

CVS is the largest provider of pharmacy prescriptions and related healthcare services in the United States and is a Delaware corporation, with principal executive offices at One CVS Drive, Woonsocket, Rhode Island 02895, telephone number (401) 765-1500.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of CVS and Purchaser and certain other information are set forth on Schedule I hereto.

During the two years before the date of this Offer to Purchase, (i) certain CVS affiliates engaged in the prescription benefits management (“PBM”) and prescription drug plans for Medicare beneficiaries (PDP) businesses have, in the ordinary course of business, entered into network pharmacy contracts with certain Longs affiliates pursuant to which Longs retail drugstores are reimbursed for prescription drugs dispensed to beneficiaries of CVS’ PBM and PDP clients, and (ii) certain CVS affiliates engaged in the retail pharmacy business have, in the ordinary course of business, entered into network pharmacy contracts with certain Longs affiliates engaged in the PBM and PDP businesses pursuant to which CVS retail drugstores are reimbursed for prescription drugs dispensed to beneficiaries of Longs’ PBM and PDP clients.

Except as described above: (i) none of Purchaser, CVS and, to Purchaser’s and CVS’ knowledge, the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of CVS, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Longs; (ii) none of CVS, Purchaser and, to CVS’ and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Longs during the past 60 days; (iii) none of CVS, Purchaser and, to CVS’ and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Longs (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between CVS, Purchaser, their subsidiaries or, to CVS’ and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Longs or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between CVS, Purchaser, their subsidiaries or, to CVS’ and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Longs or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of CVS, Purchaser and, to CVS’ and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of CVS, Purchaser and, to CVS’ and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of CVS is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) CVS will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Additional Information. CVS is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. CVS is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with CVS. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC and the library of the NYSE in the same manner as set forth with respect to Longs in “Section 8—Certain Information Concerning Longs.”

10. Source and Amount of Funds.

We will need approximately $3.0 billion to purchase all Shares pursuant to the Offer, to cash out certain stock options, performance shares and restricted Shares, to refinance certain of Longs’ existing credit facilities, to pay related fees and expenses and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer. CVS will provide us with sufficient funds to satisfy these obligations. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

Existing Facilities. The source of a portion of the approximate $3.0 billion is expected to come from CVS’ existing credit facilities.

New Facility. CVS has received commitments from Lehman Brothers Commercial Bank or an affiliate thereof and Deutsche Bank AG Cayman Islands Branch to provide a senior unsecured bank facility (the “Facility”). The Facility comprises a $1.5 billion committed delayed-draw term loan facility which is repayable in full 364 days from the initial funding of the Facility (the “Closing Date”). Proceeds drawn under the Facility may be used to (i) finance the Share consideration payable in the Offer and cash out certain stock options, performance shares and restricted Shares, (ii) finance the merger consideration payable in the Merger, (iii) finance transaction costs in relation to the acquisition of Longs and (iv) refinance certain existing indebtedness of Longs.

Conditions to Funding. The lenders will be obligated to make the loans under the Facility during the period commencing on the Closing Date through the day that is 90 days thereafter, subject to satisfaction of certain conditions precedent. The conditions precedent to the Closing Date include (i) the negotiation and execution of a credit agreement and related documents for the Facility, (ii) the absence of defaults, (iii) the accuracy of representations, (iv) the acceptance for purchase of more than two-thirds of the Shares on a fully-diluted basis, (v) the Merger Agreement not being amended in a manner that could reasonably be expected to materially adversely affect the lenders and (vi) the satisfaction of certain customary documentary conditions precedent. The obligation of the lenders to make loans under the Facility after the Closing Date will be subject only to (i) the absence of any uncured payment or bankruptcy defaults and (ii) the accuracy of representations related to CVS’s existence, non-contravention, enforceability, compliance with margin stock rules and the Investment Company Act of 1940, as amended.

Interest Rates and Commitment Fee. The interest rate for the Facility will, at CVS’ election, be either (i) LIBOR plus a margin expected to be between 1.00% and 2.00%, determined based on CVS’s senior unsecured long-term debt rating or (ii) the greater of (a) the prime rate and (b) 0.50% plus the federal funds rate. CVS will pay an unused fee at a rate per annum expected to be between 0.10% and 0.20%, determined based on CVS’

senior unsecured long-term debt rating. In addition, CVS will pay a duration fee equal to (i) on December 31, 2008, 0.25%, (ii) on the date that is 180 days after the Closing Date, 0.50% and (iii) on the date that is 270 days after the Closing Date, 0.75%, in each case of the aggregate principal amount of loans outstanding under the Facility on such dates.

Prepayments. The Facility will provide for mandatory reduction in commitments (i) to $900,000,000 by November 28, 2008, (ii) to $500,000,000 by December 31, 2008 and (iii) in an amount equal to the net proceeds of certain indebtedness raised and equity issued. To the extent that the amount of any such reduction is greater than the amount of the then unused commitments, the Facility will require a mandatory prepayment of the loans under the Facility in an amount equal to such excess. The Facility will also allow for voluntary prepayment in whole or in part, subject to customary notice requirements and minimum amounts.

Other Terms. The Facility will include customary representations, covenants and events of default for facilities of this nature, which will be substantially the same as under certain of CVS’s existing credit facilities. Such events of default include (i) non-payment of any amount payable pursuant to the Facility, (ii) non-compliance with any provisions of the Facility, (iii) certain misrepresentations, (iv) cross-defaults, (v) certain insolvency events or proceedings, (v) a cessation of business of CVS, (vi) certain judgment defaults, (v) change of control and (vi) certain ERISA events.

The Facility will be governed by New York law.

The foregoing summary description of the Facility is qualified in its entirety by reference to the Commitment Letter relating thereto, a copy of which Purchaser has filed as an exhibit to the Schedule TO filed with the SEC in connection with the Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the “Schedule TO”), which you may examine and copy as set forth in “Section 8—Certain Information Concerning Longs” above.

11. Background of the Offer.

Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve CVS, the Board of Directors of CVS or representatives of CVS has been furnished by Longs.

CVS, on an ongoing basis, explores strategic options, including opportunities to broaden its geographic footprint and expand its retail drugstore and prescription benefit management services businesses. In recent years, Mr. Thomas M. Ryan, Chairman, President and Chief Executive Officer of CVS, Mr. Warren F. Bryant, Chairman and President and Chief Executive Officer of Longs, have attended industry events and have periodically discussed industry prospects.

In early to mid 2007, the Chief Executive Officer of a strategic competitor of Longs (which we refer to as Party A) Party A informally contacted Mr. Warren F. Bryant, the Chairman, President and Chief Executive Officer of Longs, regarding Longs and expressed an interest in a potential business combination transaction. Mr. Bryant responded that Longs was executing on its plans and believed it could create additional value for shareholders through those plans. No further conversations between the parties took place at that time.

In April 2008, the Chief Executive Officer of Party A again contacted Mr. Bryant and proposed a meeting regarding a potential business combination transaction between the two companies with a per Share value in the $62-65 range. On April 19, 2008, the Longs Board held a meeting and reviewed various strategic options with management, Wachtell, Lipton, Rosen & Katz (“WLRK”), Longs’ outside legal advisors, and J.P. Morgan Securities, Inc. (“JPMorgan”), Longs’ financial advisor. Mr. Bryant also informed the Longs Board and WLRK and JPMorgan, of his discussions with Party A. Following discussion, the Longs Board informed Mr. Bryant that it did not believe that the valuation range proposed by Party A fully valued Longs, but instructed Mr. Bryant that he should continue to negotiate with Party A for a higher price.

On April 23, 2008, Mr. Bryant called the Chief Executive Officer of Party A to discuss the proposed transaction. Mr. Bryant expressed to Party A that he did not believe that the valuation range proposed by Party A fully valued Longs and stated that given that Party A was a competitor to Longs, Longs would not be interested in any potential transaction with Party A unless Party A took the risk of nonconsummation of a transaction for regulatory reasons. The Chief Executive Officer of Party A informed Mr. Bryant that they would need to receive diligence information prior to proposing any specific potential transaction but that he understood Longs’ concern regarding regulatory approvals.

On April 24, 2008, the Chief Executive Officer of Party A called Mr. Bryant and informed Mr. Bryant that Party A would be willing to offer up to $67-70 per Share, but was unwilling to commit to taking the regulatory risk prior to completing additional due diligence. The Chief Executive Officer of Party A also indicated that he would be presenting the proposal to the Board of Directors of Party A. Mr. Bryant informed the Chief Executive Officer of Party A that any proposal would have to value Longs above the proposed range and, among other things, would have to commit to take the regulatory risk. Mr. Bryant indicated that he would need to brief the Longs Board on Party A’s revised proposal. Following this meeting, Mr. Bryant briefed the lead director and other members of the Longs Board, WLRK and JPMorgan regarding his discussions with Party A.

On April 26, 2008, Mr. Bryant called the Chief Executive Officer of Party A and indicated that he did not believe Longs would be interested in a transaction below $70 per Share range, and without Party A agreeing to take all of the regulatory risk and committing to complete due diligence quickly. The Chief Executive Officer of Party A indicated that Party A may be willing to make a proposal in the proposed valuation range but was not yet able to commit to take the regulatory risk.

On April 29, 2008, the Chief Executive Officer of Party A called Mr. Bryant and indicated that Party A was prepared to offer Longs $70 per Share, but had not determined whether or not it could take all of the regulatory risk and would not be willing to increase the price further. The Chief Executive Officer of Party A suggested that both parties consult with their legal advisors regarding the regulatory risk. Following this meeting, Mr. Bryant briefed the lead director and other members of the Longs Board, WLRK and JPMorgan regarding Party A’s revised proposal.

On May 2, 2008, Mr. Bryant called the Chief Executive Officer of Party A to discuss the status of the negotiations. The Chief Executive Officer of Party A suggested that the party’s legal advisors meet to discuss the regulatory risk. Mr. Bryant reiterated that Party A must commit to take all of the regulatory risk.

On May 5, 2008, the Chief Executive Officer of Party A called Mr. Bryant to discuss the regulatory risk. The Chief Executive Officer of Party A indicated that he was considering the issue further and might be willing to commit to take the regulatory risk if Longs would enter into a confidentiality agreement with Party A and provide diligence information to evaluate such risk. The Chief Executive Officer of Party A indicated he would get back to Mr. Bryant later in the week.

On May 8, 2008, the Chief Executive Officer of Party A called Mr. Bryant and indicated that Party A was not yet willing to take on all of the regulatory risk and requested that Longs provide diligence information to evaluate such risk.

On May 9, 2008, the Chief Executive Officer of Party A called Mr. Bryant to discuss the general state of the California economy, the California state budget cuts and indicated that he would need more time to consider the regulatory risk.

On May 17, 2008, the Chief Executive Officer of Party A called Mr. Bryant to suggest a conversation between the two parties’ respective regulatory counsel to resolve the issue and suggested that they enter into a joint defense agreement with respect to the investigation of any regulatory approvals or divestitures that may be required in connection with a potential transaction. Mr. Bryant indicated that he would consider Party A’s proposal.

On May 19, 2008, Mr. Bryant called the Chief Executive Officer of Party A and indicated that Longs would be willing to enter into a joint defense agreement and to provide Party A with due diligence material in connection with the investigation of any regulatory risk. On May 21, 2008, Party A and its outside legal and economic advisors entered into a joint defense and confidentiality agreement with Longs and WLRK.

Over the next several weeks, Longs provided Party A and its advisors with due diligence materials to evaluate the potential regulatory risk associated with the proposed transaction and continued to discuss such matters.

On June 6, 2008, Party A and its legal and economic advisors and Longs and WLRK conducted a call to evaluate the potential regulatory risk associated with the proposed transaction. Party A indicated they might decrease the price per Share offered if they were asked to assume more regulatory risk than they wished.

In light of the slow pace of the conversations with Party A and Party A’s continued refusal to commit to taking regulatory risk, Mr. Bryant and members of the Longs Board and their advisors discussed the merits of contacting CVS to ascertain whether CVS would be interested in a business combination transaction.

On June 11, 2008, at Mr. Bryant’s request, a representative of Longs contacted Mr. Ryan, to arrange a call between Mr. Ryan and Mr. Bryant to discuss a potential business combination transaction. Mr. Ryan indicated that he was familiar with Longs and Mr. Bryant and would be very interested in having such a discussion and pursuing a business combination and could move on an expedited time frame.

On June 13, 2008, Mr. Bryant had a discussion with the Chief Executive Officer of Party A during which time Party A expressed an unwillingness to take on regulatory risk sufficient to provide Longs with certainty that any transaction with Party A would be consummated. The Chief Executive Officer of Party A also informed Mr. Bryant that he would be discussing the proposed transaction with his Board and would contact Mr. Bryant in a few weeks after he had done so.

In mid to late June 2008, representatives of CVS contacted representatives of Lehman Brothers Inc. (“Lehman Brothers”) to request that it provide financial advisory services to CVS in connection with a potential transaction with Longs.

On June 24, 2008, Mr. Ryan contacted Mr. Bryant and discussed the possible benefits of a potential transaction. Mr. Ryan indicated that, subject to the completion of due diligence, he would be willing to consider a transaction that valued the Company in the mid to high $60 range per Share and would be prepared to move forward on an expedited basis and effectively assume all of the regulatory risk. Following such conversation, Mr. Bryant apprised the Longs Board, WLRK and JPMorgan of the status of negotiations with CVS.

On June 27, 2008, Mr. Ryan contacted Mr. Bryant to reaffirm that CVS was prepared to move forward quickly to reach a potential transaction and indicate that CVS did not anticipate any regulatory impediments to completing a transaction quickly and that there would be no financing condition with respect to the proposed transaction. Mr. Ryan also requested that his team be given due diligence information and CVS provided Longs with a form of confidentiality agreement.

Over the next week, Mr. Bryant and Mr. Ryan and their respective representatives continued to discuss a possible transaction and its valuation. During this period, Mr. Bryant informed Mr. Ryan that he believed that CVS’ proposed price in the mid to high $60 range per Share did not fully value Longs.

During the first week of July 2008, representatives of CVS contacted representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”) to request that it provide financial advisory services to CVS in connection with a potential transaction with Longs.

On July 7, 2008, Mr. Ryan contacted Mr. Terrence Murray, lead director of CVS’ Board of Directors, to discuss the potential transaction with Longs.

Also on July 7, 2008, CVS submitted to Mr. Bryant a non-binding letter reiterating CVS’ interest in moving forward on a potential transaction with Longs. CVS conveyed to Longs that CVS believed it could provide Longs’ stockholders with a substantial premium to market value, and prior to any due diligence or investigation of available synergies, and subject to completion thereof, gave an indicative price range of $70.00 – $76.00 per Share. CVS also reaffirmed, among other things that CVS did not anticipate any regulatory impediments to completing a transaction quickly, that there would be no financing condition with respect to the proposed transaction and that CVS expected to retain substantially all field management and store level employees.

On July 8, 2008, Longs and CVS entered into a confidentiality agreement and subsequently Longs began providing CVS with certain non-public information regarding Longs. Also on July 8, 2008, Messrs. Bryant and Ryan had a telephone conversation to discuss the July 7, 2008 letter and certain potential transaction terms, including price. Mr. Bryant conveyed his expectation that the offer price would be in the mid-70s. Mr. Ryan indicated that price would be dependent upon the information obtained via the due diligence process but that he did not believe that CVS would be able to offer a price above the low 70s.

On July 9, 2008, CVS’ Board of Directors held a special telephonic meeting, at which members of the CVS management team provided an overview of the preliminary terms of and process for the potential transaction with Longs.

On July 11, 2008, Party A indicated that it was no longer interested in pursuing a potential transaction with Longs due to, among other things, the uncertainty in California economic conditions and the regulatory risk entailed in a transaction with Longs.

Over the next several weeks, representatives of Longs and representatives of CVS performed due diligence.

On July 25, 2008, representatives of Davis Polk & Wardwell (“DPW”), outside legal counsel to CVS, provided WLRK with a draft merger agreement. Over the next several days, representatives for WLRK and DPW discussed the terms and conditions set forth in the draft merger agreements.

Over the next week, representatives of Longs and representatives of CVS engaged in a number of additional due diligence calls and Longs provided CVS with further due diligence information.

On July 31, 2008, Messrs. Bryant and Ryan had a telephone conversation to discuss the transaction. Mr. Bryant reiterated Longs’ position on price. Mr. Ryan again indicated that CVS would be at the low end of the range based on the preliminary results of the due diligence review being conducted by CVS and its financial advisers, CVS’ reduced expectations of available synergies, current economic conditions in California, the pro forma impact of the acquisition on CVS, acquisition terms for precedent transactions and the fact that an offer price approximating $70 would represent a considerable premium to the current market value of Longs Shares. Mr. Ryan also stated that CVS would submit its best and final offer in the near future.

On August 1, 2008, Mr. Bryant called Mr. Ryan to discuss the status of the negotiations and to inquire whether CVS was prepared to make a proposal to acquire all of the outstanding Shares of Longs. Mr. Ryan indicated to Mr. Bryant that CVS was still conducting its diligence process and that Mr. Ryan would get back to Mr. Bryant following the weekend.

On August 4, 2008, Mr. Ryan called Mr. Bryant and proposed that CVS would be willing to acquire all of the outstanding Shares of Longs for an all cash price of $71.50 per Share upon the terms and conditions to be negotiated in the draft merger agreement. Mr. Bryant indicated that he would consider Mr. Ryan’s proposal. Later that day, DPW circulated a revised merger agreement to WLRK.

On August 5, 2008, CVS and Longs first learned that Pershing Square Capital Management L.P. and certain of its affiliates had acquired a greater than 5% interest in Longs.

On August 6, 2008, Mr. Ryan and Mr. Bryant again discussed CVS’s proposal. Mr. Bryant indicated that he believed CVS should increase its offer. Mr. Ryan reiterated that CVS would not be willing to increase the price above $71.50 per Share.

Over the next several days, DPW and WLRK continued to negotiate the terms of the draft merger agreement and the other documentation relating to the transaction. On August 11, 2008, the Longs Board met and discussed the status of conversations with CVS. WLRK reviewed with the Longs Board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction. Mr. Bryant then gave a background of Longs’ negotiations with Party A and CVS and the terms of CVS’s proposal to acquire all of the outstanding Shares of Longs for an all cash price of $71.50 per Share. Representatives of JPMorgan presented its financial analysis to the Longs Board, reviewed a draft of the written fairness opinion it expected to deliver when the Merger Agreement was signed, and delivered to the Longs Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 11, 2008, that as of the date of its written opinion and based upon and subject to the factors and assumptions set forth therein, the $71.50 per Share in cash to be received by Longs’ stockholders pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. WLRK then reviewed the terms of the proposed transaction agreements, including a discussion with the Longs Board regarding the circumstances under which Longs could provide non-public information to, and consider and accept a superior proposal from, a competing bidder; the regulatory approvals that would be required to complete the proposed transaction; the likely process and timetable of the tender offer and merger, including expected timing for obtaining the required regulatory approvals; and compensation and benefit issues. Following extensive discussion, the Longs Board voted to approve the proposed Merger Agreement and the transactions contemplated thereby.

In the afternoon of August 12, 2008, the Board of Directors of CVS held a special telephonic meeting, at which CVS’ management and representatives from Lehman Brothers, Deutsche Bank, Davis Polk and Mintz Levin Cohn Ferris Glovsky and Popeo PC participated, to consider the potential transaction with Longs. CVS’ management provided an overview of the transaction to CVS’ Board of Directors, including its strategic rationale, estimated synergies and the plan for financing the transaction. CVS’ management further noted that the potential value of Longs’ real estate would be enhanced following the acquisition in light of CVS’ ability to monetize a portion of those assets over time in transactions that capitalize on CVS’ superior balance sheet. CVS’ management also noted that few other retailers were situated to realize this opportunity since Longs’ real estate was best suited for a chain drugstore and CVS has minimal geographic overlap with Longs. Representatives from Lehman Brothers and Deutsche Bank reviewed and discussed various financial aspects of the transaction. Davis Polk advised CVS’ Board of Directors as to their duties under Delaware law in relation to their consideration of the transaction and provided a summary of the terms of the transaction. Following the discussion, CVS’ Board of Directors voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the proposed financing in connection with the Offer and the Merger, and authorized CVS’ management to execute the Merger Agreement.

Following the meeting of CVS’ Board of Directors, Mr. Ryan telephoned Mr. Bryant to inform him that CVS’ Board of Directors had approved the transaction with Longs. On August 12, 2008, the Merger Agreement was executed by officers of CVS and Longs, and CVS and Longs issued a joint press release announcing the execution and the terms of the proposed acquisition of Longs by CVS.

12. Purpose of the Offer; Plans for Longs; Stockholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for Longs. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Longs. The Offer, as the first step in the acquisition of Longs, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Longs not purchased pursuant to the Offer or otherwise.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that CVS will be entitled to designate representatives, rounded up to the next whole number, to serve on the Longs Board in proportion to our ownership of Shares following such purchase. CVS currently intends, promptly after consummation of the Offer, to designate one or more persons who are likely to be employees of CVS or its affiliates to serve as directors of Longs. We expect that such representation on the Longs Board would permit us to exert substantial influence over Longs’ conduct of its business and operations. Longs has agreed to use its reasonable best efforts to ensure that all members of the Longs Board who are not employees of Longs remain directors until the Merger Effective Time. In addition, if we accept for payment and pay for at least two-thirds of the outstanding Shares, we expect to merge with and into Longs. We currently intend, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of Longs. See “Section 13—The Transaction Documents—The Merger Agreement.”

It is expected that immediately following the Merger, CVS will operate the retail drug and pharmacy benefit services businesses of Longs substantially as they are currently being conducted. However, CVS will seek to integrate Longs into the CVS infrastructure, which, among other things, will entail consolidation of systems, corporate facilities and a limited number of stores, and integration of the stores and pharmacy benefit services businesses into the CVS format and business. In addition, soon after the Merger, CVS will likely rebrand the Longs retail stores located in California, Nevada and Arizona under the CVS/pharmacy banner and change the current Longs dividend policy. CVS will continue to evaluate the business and operations of Longs during and after the Offer and after consummation of the Merger and may determine to effect further changes to Longs’ corporate structure, capitalization, corporate level management and operations.

If, for any reason following completion of the Offer, the Merger is not consummated, CVS and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Stockholder Approval. Under the MGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we could, and we intend to, effect a Merger under the short-form merger provisions of the MGCL without prior notice to, or any action by, any other Longs stockholder. If we do not acquire at least 90% of the outstanding Shares (including pursuant to the “top-up” option described below), we will have to seek approval of the Merger Agreement and the Merger by Longs’ stockholders. Approval of the Merger Agreement and the Merger requires the approval of holders of not less than two-thirds of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the vote of any other Longs stockholder, to satisfy the stockholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, Longs has agreed to promptly call and hold a meeting of Longs’ stockholders for purposes of voting on the approval of the Merger if stockholder approval is required under the MGCL to effect the Merger.

Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer or the Merger. Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Merger Effective Time will be converted automatically into the Offer Price.

13. The Transaction Documents.

The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as an exhibit to the Schedule TO, which you may examine and copy as set forth in “Section 8—Certain Information Concerning Longs” above. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Longs or CVS in Longs’ or CVS’ public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Longs or CVS. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Offer. The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than August 22, 2008. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the expiration or termination of any applicable waiting period under the HSR Act and the satisfaction of the other conditions set forth in “Section 15—Conditions of the Offer.” The Merger Agreement provides that each Longs stockholder who tenders Shares in the Offer will receive $71.50 for each Share tendered, net to the stockholder in cash, without interest. Purchaser has agreed that it will not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement. Purchaser has also agreed that, without the prior written consent of Longs, it will not:

•	waive the Minimum Condition;

•	change the form of consideration to be paid;

•	decrease the Offer Price or the number of Shares sought in the Offer;

•	amend any other term of the Offer in any manner adverse to the holders of Shares;

•	impose conditions to the Offer in addition to those set forth in “Section 15—Conditions of the Offer;” or

•	modify the conditions to the Offer set forth in “Section 15—Conditions of the Offer.”

Extensions of the Offer. Purchaser may extend the Offer, without the consent of Longs, for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any applicable law. Purchaser, however, has no obligation to extend the Offer beyond the End Date. The Merger Agreement further obligates Purchaser to extend the Offer (but not beyond the End Date) if at any scheduled Expiration Date of the Offer any condition to the Offer has not been satisfied or waived.

The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in “Section 15—Conditions of the Offer,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer.

Subsequent Offering Period. The Merger Agreement permits Purchaser, following expiration of the Offer and in its sole discretion, to provide for, in accordance with Rule 14d-11 of the Exchange Act, a Subsequent Offering Period. Purchaser is required pursuant to the Merger Agreement to as promptly as practicable accept and pay for Shares validly tendered during any Subsequent Offering Period.

Directors. The Merger Agreement provides that upon the Acceptance Time, CVS will be entitled to designate the number of directors, rounded up to the next whole number, to the Longs Board that equals the product of (i) the total number of directors on the Longs Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by CVS and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. Longs is required under the Merger Agreement to cause CVS’ designees to be elected or appointed to the Longs Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Longs will also cause individuals designated by CVS to constitute the number of members, rounded up to the next whole number, on each committee of the Longs Board and, as requested by CVS, the board of directors of each subsidiary of Longs (and each committee thereof) that represents the same percentage as such individuals represent on the Longs Board. Without limiting the foregoing, the Merger Agreement further provides that until the Acceptance Time, Longs will use its reasonable best efforts to ensure that all of the members of the Longs Board and such committees and boards as of the date thereof who are not employees of Longs will remain members of the Longs Board and such committees and boards until the Merger Effective Time.

Following the election or appointment of CVS’ designees and until the Merger Effective Time, the approval of a majority of the directors of the Longs Board then in office who were not designated by CVS will be required to authorize (and such authorization will constitute the authorization of the Longs Board):

•	any termination of the Merger Agreement by Longs;

•	any amendment of the Merger Agreement requiring action by the Longs Board;

•	any extension of time for performance of any of the obligations or actions by CVS or Purchaser; or

•	any waiver of compliance with any agreement or conditions contained in the Merger Agreement for the benefit of Longs.

Top-Up Option. As part of the Merger Agreement, Longs granted to Purchaser and CVS an option (the “Top-Up Option”) to purchase up to a number of Shares from Longs at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser and CVS immediately following consummation of the Offer, results in Purchaser and CVS owning one more Share than the number of Shares entitled to cast 90% of all the votes entitled by each group or class of Shares entitled to vote as a group or class on the Merger after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis or, as may be elected by CVS, on a primary basis at the Merger Effective Time. The Top-Up Option will not be exercisable to the extent (i) the issuance of Shares pursuant thereto would require stockholder approval under Rule 312 of the NYSE (unless a waiver is obtained), (ii) the number of Shares issuable would exceed the number authorized but unissued Shares or (iii) any other provision of applicable law or judgment order or decree shall prohibit such exercise. CVS and Longs are required under the Merger Agreement to use their respective reasonable best efforts to take all actions necessary to procure any necessary waiver or other exemption in order to enable the issuance of Shares pursuant to the Top-Up Option without a vote of Longs’ stockholders. If the Top-Up Option is exercised by Purchaser (resulting in Purchaser owning 90% or more of the outstanding Shares), Purchaser will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the MGCL.

The Merger. The Merger Agreement provides that, at the Merger Effective Time, Purchaser will be merged with and into Longs. Following the Merger, the separate existence of Purchaser will cease, and Longs will continue as the surviving corporation.

Under the terms of the Merger Agreement, at the Merger Effective Time, each Share outstanding immediately prior to the Merger Effective Time will be converted automatically into the right to receive a cash amount equal to the per Share amount paid in the Offer, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (i) Shares owned by CVS or any of its subsidiaries and (ii) Shares owned by any subsidiaries of Longs. Each Share held by CVS or any of its subsidiaries immediately prior to the Merger Effective Time will be canceled, and no payment will be made with respect thereto. Each Share held by any subsidiary of Longs immediately prior to the Merger Effective Time will be converted into such number of shares of stock of Longs such that each such subsidiary owns the same percentage of the outstanding capital stock of Longs immediately following the Merger Effective Time as such subsidiary owned in Longs immediately prior to the Merger Effective Time.

If approval of Longs’ stockholders is required to approve the Merger in accordance with the MGCL, Longs has agreed pursuant to the Merger Agreement that it will, among other things, cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the Acceptance Time (or, as applicable, the consummation of any Subsequent Offering Period) for the purpose of voting on the approval of the Merger and the Longs Board will recommend approval of the Merger by the Longs stockholders. In connection with such meeting, Longs will (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable an information statement (the “Information Statement”) in connection with the Merger and all other materials required by applicable law for any such meeting (ii) use its reasonable best efforts to obtain the approval by its stockholders of the Merger (if required by applicable law) and (iii) otherwise comply with all legal requirements applicable to any such meeting. Pursuant to the Merger Agreement, and in accordance with the MGCL and Longs’ articles of incorporation, if the approval of holders of Shares is required in order to consummate the Merger, the Merger will require the approval of the holders of not less than two-thirds of the outstanding Shares, including the Shares owned by Purchaser.

Stock Options, Performance Shares and Restricted Shares. The Merger Agreement provides that at the Acceptance Time: (i) each then-outstanding option to purchase Shares granted under any employee stock option or compensation plan or arrangement of Longs (a “Longs Stock Option”), whether or not vested or exercisable, will be converted into the right to receive, and Longs will pay to each former holder of any such converted Longs Stock Option at or promptly after the Acceptance Time an amount in cash equal to the product of (a) the excess, if any, of the Offer Price over the applicable exercise price per Share of such Longs Stock Option and (b) the number of Shares such holder could have purchased (assuming full vesting of such Longs Stock Option) had such holder exercised such Longs Stock Option in full immediately prior to the Acceptance Time; (ii) each outstanding long-term incentive right to earn a restricted Share under Longs’ stock incentive plans (a “Performance Share”) will be deemed earned (a) at maximum if the Performance Share relates to Longs’ 2008/2009 performance cycle, (b) at target if the Performance Share relates solely to the 2009 portion of the Longs’ 2009/2010 performance cycle and (c) at target, pro-rated based on the number of days completed in the 2009/2010 performance cycle through the Acceptance Time, if the Performance Share relates to the entire Longs’ 2009/2010 performance cycle. Each Performance Share that is earned will automatically fully vest effective as of the completion of the Offer and will convert into the right to receive the Offer Price; and (iii) each then-outstanding restricted Share granted under any equity or compensation plan or arrangement of Longs will vest (and all restrictions thereon will immediately lapse) and will be converted into the right to receive the Offer Price.

Longs will pay the holders of Longs Stock Options and Performance Shares the cash payments described in this section labeled “—Stock Options, Performance Shares and Restricted Shares” as soon as reasonably practicable after the Acceptance Time, but in any event no later than the earlier of (i) Longs’ next payroll cycle occurring after the five-day period following the Acceptance Time or (ii) ten business days following the Acceptance Time.

Articles of Incorporation, Bylaws, Directors and Officers. The articles of incorporation of Longs in effect at the Merger Effective Time will be the articles of incorporation of the surviving company of the Merger until amended in accordance with applicable law. The bylaws of Purchaser in effect at the Merger Effective Time will be the bylaws of the surviving company of the Merger, until amended afterwards in accordance with applicable law. From and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser at the Merger Effective Time will be the directors of the surviving company of the Merger and (ii) the officers of Purchaser at the Merger Effective Time will be the officers of the surviving company of the Merger.

Representations and Warranties. In the Merger Agreement, Longs has made customary representations and warranties to CVS and Purchaser, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings and the Sarbanes-Oxley Act of 2002, financial statements, information to be included in the Schedule 14D-9, the

Information Statement and other documents to be filed in connection with the transactions contemplated by the Merger Agreement, the absence of certain changes, the absence of undisclosed material liabilities, compliance with laws and court orders, litigation, regulatory compliance, taxes, employee benefit plans and employment arrangements, environmental matters, properties, intellectual property, material contracts, finders’ fees, the opinion of its financial advisor, antitakeover statutes matters and the absence of any additional representations to CVS or Purchaser. CVS and Purchaser have made customary representations and warranties to Longs with respect to, among other matters, their corporate existence and power, corporate authorization, governmental authorization, non-contravention, information to be included in the Offer documents, the Information Statement and other documents to be filed in connection with the transactions contemplated by the Merger Agreement, finders’ fees, financing of the transactions contemplated by the Merger Agreement, interim operations of Purchaser, litigation, Longs stock ownership and the absence of any additional representations to Longs.

The representations and warranties will not survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by the other party after termination of the Merger Agreement.

Operating Covenants. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Merger Effective Time and the termination of the Merger Agreement, Longs will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its best efforts to preserve intact the business organization, maintain in effect all of its permits, keep available the services of its directors, officers, employees and consultants, and maintain satisfactory relationships with its customers, lenders, suppliers and others having significant business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Longs prior to such time as until the earlier of the Merger Effective Time and the termination of the Merger Agreement, which provide that, subject to certain exceptions, including as contemplated or permitted by the Merger Agreement, Longs and its subsidiaries will not take certain actions including, among other things: amend the Longs articles of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise); split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or distribution in respect of its capital stock; redeem, repurchase, acquire, issue, deliver or sell any Longs securities or securities of any Longs subsidiary; incur any capital expenditures or any obligations or liabilities in respect thereof; acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any assets, securities, properties, interests or businesses having an aggregate value in excess of $100,000; enter into, modify, renew, extend or terminate any lease or sell, purchase or acquire any real estate or close any stores of Longs or any of its subsidiaries; sell, lease or otherwise transfer, or create any lien on any of Longs’ or Longs’ subsidiaries’ material assets, securities, properties, interests or businesses; make any loans, advances or capital contributions to, or investments in any other person; create, incur, assume, suffer to exist or otherwise by liable with respect to any indebtedness for borrowed money or guarantees thereof; enter into, terminate, amend or modify any material contract or waive, release or assign any material rights, claims or benefits of Longs or any of its subsidiaries; increase compensation, enter into or amend existing employment agreements or adopt new or amend existing benefit plans; change financial accounting methods; settle stockholder litigation, litigation relating to the Merger or any material litigation; enter into a consent order or decree; make or change any material tax election, tax accounting period, method of tax accounting or material tax return or claim; take any action that would make any representation or warranty under the Merger Agreement inaccurate; or modify or withdraw approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act.

Access to Information. From the date of the Merger Agreement until the Merger Effective Time and subject to applicable law and the Confidentiality Agreement, Longs will, upon reasonable notice and request, (i) give CVS and its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) reasonable access to the offices, properties, books and records of Longs and its subsidiaries, (ii) furnish to CVS and its Representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the Representatives of Longs and its subsidiaries to cooperate with CVS in its investigation of Longs and its subsidiaries. Any such investigation will be conducted in such manner as not to interfere unreasonably with the conduct of the business of Longs and its subsidiaries. No information or knowledge obtained by CVS in any such investigation will affect or be deemed to modify any representation or warranty made by Longs under the Merger Agreement.

No Solicitation. In the Merger Agreement, Longs has agreed that neither it nor any of its subsidiaries will, nor will Longs or any of its subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly:

•	solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal (defined below);

•

enter into or participate in any discussions or negotiations with, furnish any information relating to Longs or any of its subsidiaries or afford access to the business, properties, assets, books or records of Longs or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal;

•

fail to make, withdraw or modify in a manner adverse to CVS the Longs Board Recommendation (defined below) (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Longs Board Recommendation) (an “Adverse Recommendation Change”);

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Longs or any of its subsidiaries;

•	approve any transaction, or any person becoming an “interested stockholder,” under Section 3-603 of the MGCL, or exempt any transaction or person from any other antitakeover statute; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Time: (i) Longs, directly or indirectly through advisors, agents or other intermediaries, may (a) engage in negotiations or discussions with any third party and its Representatives that, subject to Longs’ compliance with the no-solicitation provisions described above, has made a bona fide Acquisition Proposal that the Longs Board reasonably believes will lead to a Superior Proposal (defined below) and (b) furnish to such third party or its Representatives non-public information relating to Longs or any of its subsidiaries pursuant to a confidentiality agreement with such third party with terms no less favorable to Longs than those contained in the Confidentiality Agreement (defined below); provided that all such information (to the extent that such information has not been previously provided or made available to CVS) is provided or made available to CVS, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party and (ii) following receipt of such Superior Proposal, the Longs Board may (a) make an Adverse Recommendation Change and (b) concurrently with the termination of the Merger Agreement pursuant to its terms, as described below, take the actions set forth in the last two bullet points above; in each case only if the Longs Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the statutory duty of the members of the Longs Board, as directors, under the MGCL.

The Longs Board will not take any of the actions referred to in the foregoing paragraph unless Longs delivers to CVS a prior written notice advising CVS that it intends to take such action, and, after taking such action, Longs will continue to advise CVS on a current basis of the status and terms of any discussions and negotiations with the third party. In addition, Longs will notify CVS promptly (but in no event later than 24 hours) after receipt by Longs (or any of its Representatives) of any Acquisition Proposal, any inquiry or request for discussion from a third party regarding an Acquisition Proposal or any request for information relating to Longs or any of its subsidiaries or for access to the business, properties, assets, books or records of Longs or any of its subsidiaries by any third party that may be considering making, or has made, an Acquisition Proposal. Longs will provide such notice orally and in writing and will identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request, and will promptly (but in no event later than

24 hours after receipt) provide to CVS copies of all correspondence and written materials sent or provided to Longs or any of its subsidiaries that describe any terms or conditions of any Acquisition Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal.

Further, the Longs Board will not make an Adverse Recommendation Change, unless (i) it has received an Acquisition Proposal that constitutes a Superior Proposal, (ii) Longs promptly notifies CVS in writing at least five business days before taking that action of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal and (iii) CVS does not make, within five business days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of Longs as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal will require a new written notification from Longs and a new five business day period).

If, prior to the Acceptance Time, the Longs Board makes an Adverse Recommendation Change in compliance with the terms of the Merger Agreement, Longs will have the right to terminate the Merger Agreement so long as (i) at least 20 business days have elapsed from the date Longs publicly announced such Adverse Recommendation Change, (ii) at least 20 business days have elapsed from the date the third party making such Superior Proposal publicly announced any material amendment to any of the terms or conditions of such Superior Proposal (it being understood that any change to the financial terms will be deemed a material amendment), (iii) at least ten business days have elapsed from the date of any bona fide increase by CVS of the Offer Price with a view to satisfying the Minimum Condition and (iv) the Minimum Condition is not satisfied; provided that, simultaneously with any termination pursuant to this provision, Longs will pay the Termination Fee (defined below) in connection with such termination.

The Merger Agreement requires Longs and its subsidiaries and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its Representatives conducted prior to the date thereof with respect to any Acquisition Proposal. Longs is to promptly request that each third party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date of the Merger Agreement that is still in effect in accordance with the terms thereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information furnished to such person by or on behalf of Longs or any of its subsidiaries (and all analyses and other materials prepared by or on behalf of such person that contains, reflects or analyzes that information) in accordance with the terms of such confidentiality agreement. Longs will use its reasonable best efforts to secure certifications of such return or destruction from such other persons as promptly as practicable.

The Merger Agreement also provides that nothing therein will prevent the Longs Board from (i) complying with Rule 14e-2(a) under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with the Merger Agreement’s no-solicitation provisions (provided that any such action taken or statement made that relates to an Acquisition Proposal will be deemed to be an Adverse Recommendation Change unless the Longs Board reaffirms the Longs Board Recommendation in such statement or in connection with such action) or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third-party offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Longs and its subsidiaries or 15% or more of any class of equity or voting securities of Longs or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Longs, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of equity or voting securities of Longs or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Longs, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Longs or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Longs or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or Merger or that could reasonably be expected to dilute materially the benefits to CVS of the transactions contemplated by the Merger Agreement.

“Longs Board Recommendation” means, at a meeting duly called and held, the unanimous resolution of the Longs Board to recommend acceptance of the Offer and approval of the Merger by its stockholders.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the Longs Board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all of Longs’ stockholders than as provided under the Merger Agreement (taking into account any proposal by CVS to amend the terms of the Merger Agreement) which the Longs Board determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by the Merger Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Longs Board.

Offer Documents. Subject to the terms and conditions provided in the Merger Agreement, each of Longs, CVS and Purchaser has agreed to promptly correct any information provided for inclusion in the Schedule TO and the other Offer documents or the Schedule 14D-9 if such information has become false or misleading in any material respect, and Longs has further agreed to use its reasonable best efforts to cause the Schedule TO and the other Offer documents or the Schedule 14D-9 as supplemented or amended to correct such information to be filed with the SEC and to be disseminated to holders of Shares, in each case, as soon as reasonably practicable and as to the extent required by applicable U.S. federal securities laws.

Third Party Consents and Regulatory Approvals. Subject to the last two paragraphs of this section entitled “—Third Party Consents and Regulatory Approvals,” the parties have agreed in the Merger Agreement to use reasonable best efforts to: (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking any regulatory approval, exemption or other authorization from any governmental authority necessary to consummate the transactions contemplated thereby; (ii) prosecute such filings and other presentations with diligence; and (iii) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by persons not party thereto. CVS and Longs will use reasonable best efforts to facilitate obtaining any final order or orders approving such transactions, consistent with the Merger Agreement and/or to remove any impediment to the consummation of the transactions contemplated thereby. CVS and Longs will use reasonable best efforts to furnish all information in connection with the approvals of or filings with any governmental authority and will promptly cooperate with and furnish information in connection with any such requirements imposed upon CVS or any of its subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby. Subject to the last two paragraphs of this section entitled “—Third Party Consents and Regulatory Approvals,” CVS will use reasonable best efforts to obtain any consent, authorization, order or approval of, or any exemption by, and to remove any impediment imposed by any governmental authority to allow the consummation of the transactions contemplated by the Merger Agreement. CVS and Longs will each advise the other party promptly of any material communication received by such party or any of its affiliates from the Antitrust Division of the Department of Justice (the “Antitrust Division”), the Federal Trade Commission (the “FTC”), any state attorney general or any other governmental authority regarding any of the transactions contemplated by the Merger Agreement, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the FTC, Antitrust Division, any state attorney general or any other governmental authority in connection with the transactions contemplated by the Merger Agreement. CVS and Longs will each consult with the other in advance of any material meetings with the FTC, Antitrust Division, any state attorney general or any other governmental authority.

Further, each of CVS and Longs is required to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and thereafter make any other required submissions with respect to the transactions contemplated by the Merger Agreement under the HSR Act and to take all other appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

Without limiting the foregoing, CVS is required under the Merger Agreement to take, in order to consummate the transactions contemplated by the Merger Agreement, all actions necessary to (i) secure the expiration or termination of any applicable waiting period under the HSR Act and (ii) resolve any objections asserted with respect to the transactions contemplated under the Merger Agreement under any antitrust applicable law or the Federal Trade Commission Act, raised by any governmental authority, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement, including (a) executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority (or with any private party, but only in this latter case, in order to vacate, lift, reverse, overturn, settle or otherwise resolve any decree, judgment, injunction or other order that prevents, prohibits, restricts or delays the consummation of the transactions contemplated by the Merger Agreement that may be issued by any court or other governmental authority in favor of that third party), (b) selling, divesting or otherwise conveying particular assets or categories of assets or businesses of CVS and its subsidiaries, (c) agreeing to sell, divest or otherwise convey any particular assets or categories of assets or businesses of Longs and its subsidiaries contemporaneously with or subsequent to the Acceptance Time and (d) permitting Longs to sell, divest or otherwise convey any of the particular assets or categories of assets or businesses of Longs or any of its subsidiaries prior to the Merger Effective Time. All such efforts will be unconditional and will not be qualified by best efforts and no actions taken pursuant to this or the second paragraph of this section entitled “—Third Party Consents and Regulatory Approvals” will be considered for purposes of determining whether a Longs Material Adverse Effect has occurred. CVS will respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any governmental authority with respect to the transactions contemplated under the Merger Agreement. Notwithstanding anything in the foregoing or anything otherwise contained in the Merger Agreement that may in any such case be deemed to the contrary, the parties understand and agree that CVS will not be required to take any action, agree to any matter or accept any remedy of any type set forth in this or the second paragraph of this section entitled “—Third Party Consents and Regulatory Approvals” with respect to or involving any assets of CVS, Longs or any of their respective subsidiaries that generated or represented an amount equal to 30% or more of Longs’ consolidated operating profit for the twelve month period ending January 31, 2008.

“Longs Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of Longs and its subsidiaries, taken as a whole, excluding any effect arising out of or resulting from (a) changes in the financial or securities markets or general economic or political conditions in the United States not having a materially disproportionate effect on Longs and its subsidiaries, taken as a whole, (b) changes (including changes of applicable law or applicable accounting regulations) or conditions generally affecting the industry or the geographic markets in which Longs and its subsidiaries operate and not specifically relating to or having a materially disproportionate effect on Longs and its subsidiaries, taken as a whole, (c) acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on Longs and its subsidiaries, taken as a whole or (d) the announcement or consummation of the transactions contemplated by the Merger Agreement, or (ii) Longs’ ability to consummate the transactions contemplated by the Merger Agreement.

Compensation Arrangements. Pursuant to the Merger Agreement, from the Acceptance Time until a period of one year following the Merger Effective Time, CVS will provide to all employees of Longs or any of its subsidiaries as of the Acceptance Time who continue employment with Longs or any of its affiliates after the Acceptance Time (“Continuing Employees”) with (i) base salary or base wages that are no less than the base salary or base wages provided to each such Continuing Employee immediately prior to the Acceptance Time and (ii) other compensation and benefits that are in the aggregate substantially comparable to such other compensation and benefits provided by Longs and its subsidiaries as in effect immediately prior to the Acceptance Time other than equity-based compensation. Notwithstanding the foregoing or anything else contained in the Merger Agreement to the contrary, following the Merger Effective Time the Continuing Employees will be considered and be eligible for equity-based compensation awards denominated in the equity of CVS on a basis that is no less favorable than applies to similarly situated employees of CVS and its subsidiaries, as determined by CVS in its sole discretion.

With respect to any compensation and/or benefit program, policy or arrangement maintained by CVS or any of its subsidiaries, including Longs, in which any Continuing Employee becomes a participant, such Continuing Employee will receive full credit (for purposes of eligibility to participate, vesting, and benefit level and accrual, where applicable under the compensation and/or benefit programs, policies or arrangements of CVS or any of its subsidiaries), for service with CVS or any of its subsidiaries (or predecessor employers to the extent Longs provides such past service credit) to the same extent that such service was recognized as of the Merger Effective Time under a comparable plan of Longs and its subsidiaries in which the Continuing Employee participated (or if no comparable plan exists, under Longs’ 401(k) plan), except for benefit accruals under any final average pay defined benefit pension plan. Notwithstanding the foregoing, no provision of this paragraph will be interpreted to preclude CVS and/or its subsidiaries from maintaining, establishing, or amending any programs, policies or arrangements to provide a level of benefits or rate of benefit accrual that differs from Longs’ plans, as long as the Continuing Employee’s service credit is recognized for purposes of such applicable provisions, to the extent relevant thereto.

CVS will waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by CVS or any of its subsidiaries in which the Continuing Employees (and their eligible dependents) are eligible to participate from and after the Acceptance Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable plan of Longs and its subsidiaries in which the Continuing Employee participated. If a Continuing Employee commences participation in any health benefit plan of CVS or any of its subsidiaries after the commencement of a calendar year, to the extent commercially practicable, CVS will cause such plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

Nothing in the “—Compensation Arrangements” section will (i) be treated as an amendment of or undertaking to amend any benefit plan (ii) prohibit CVS or any of its subsidiaries, including Longs, from amending or terminating any employee benefit plan, (iii) require CVS, Longs or any of their respective subsidiaries to continue the employment of any employees for any period of time or (iv) confer any rights or benefits on any person other than the parties to the Merger Agreement.

Approval of Compensation Arrangements. Prior to the Merger Effective Time, Longs (acting through its compensation committee) will take all steps that may be necessary or advisable to cause each compensation arrangement entered into by Longs or any of its subsidiaries on or, subject to the restrictions contained in the Merger Agreement, after August 12, 2008 to be approved by the compensation committee of the Longs Board comprised solely of “independent directors” as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d–10(d) of the Exchange Act.

Indemnification and Insurance. The Merger Agreement provides that, for six years after the Acceptance Time, CVS will cause the surviving company of the Merger to indemnify and hold harmless each current and former officer, director, trustee, member, fiduciary and agent of Longs and its affiliates and each person who served as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to the fullest extent permitted by applicable law; provided, however, that such advance will be conditioned upon the surviving company’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it is ultimately determined by final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this paragraph), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Acceptance Time to the fullest extent permitted by the MGCL or any other applicable law or provided under Longs’ articles of incorporation and bylaws in effect on the date of the Merger Agreement. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law. CVS and Longs have agreed to cooperate with the Indemnified Person in the defense of any such action.

In addition, CVS will cause the surviving company of the Merger to continue in full force and effect for a period of six years from the Acceptance Time the provisions in existence in the surviving company’s and its subsidiaries’ articles of incorporation and bylaws and other organizational documents in effect on the date of the Merger Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses.

The Merger Agreement further provides that, for six years after the Acceptance Time, CVS will cause the surviving company of the Merger to provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) of Longs in respect of acts or omissions occurring prior to the Acceptance Time covering each Indemnified Person currently covered by Longs’ D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement as well as covering claims brought against each Indemnified Person under ERISA (or CVS or Longs may purchase a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to CVS providing coverage, benefits and terms no less favorable to the Indemnified Persons than Longs’ current such policy as well as covering claims brought against each Indemnified Person under ERISA). In satisfying its obligations described in this paragraph, CVS will not be obligated to pay annual amounts in the aggregate in excess of 300% of the amount per annum Longs paid in its last full fiscal year.

Conditions to the Offer. See “Section 15—Conditions of the Offer.”

Conditions to the Merger. The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by the MGCL, the Merger will have been approved by the stockholders of Longs in accordance with the MGCL;

•	no applicable law will prohibit the consummation of the Merger;

•	at least 30 days will have passed since the date of notice of merger was distributed to Longs’ stockholders, pursuant to Section 3-106(d) of the MGCL; and

•	the Acceptance Time will have occurred.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of Longs):

(i) by mutual written agreement of Longs and CVS;

(ii) by either Longs or CVS if:

(a) the Offer is not consummated on or before the End Date; provided that the right to terminate the Merger Agreement section will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated on or before such time; or

(b) there is any applicable law that (x) makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (y) enjoins Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or Longs or CVS from consummating the Merger and such injunction is final and nonappealable.

(iii) by CVS if, prior to the Acceptance Time:

(a) an Adverse Recommendation Change occurs; or

(b) there is an intentional and material breach of the non-solicitation obligations under the Merger Agreement described above under “—No Solicitation;” or

(c) Longs breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in clauses (ii)(c) and (ii)(d) of “Section 15—Conditions of the Offer” and (y) is either incurable or, if curable, is not cured by Longs by the earlier of (A) 30 days following receipt by Longs of written notice of such breach or failure and (B) the End Date; provided that, at the time of the delivery of such written notice, CVS is not in material breach of its obligations under the Merger Agreement.

(iv) by Longs if:

(a) prior to the Acceptance Time, CVS or Purchaser (x) breaches or fails to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement or (y) breaches any of its representations or warranties (without regard to materiality or CVS Material Adverse Effect qualifiers contained therein), which breach or failure, in the case of clause (x) would reasonably be expected to have, individually or in the aggregate, a CVS Material Adverse Effect and, in either clause (x) or (y) is either incurable or, if curable, is not cured by CVS by the earlier of (A) 30 days following receipt by CVS of written notice of such breach or failure and (B) the End Date; provided, at the time of the delivery of such written notice, Longs is not in material breach of its obligations under the Merger Agreement; or

(b) pursuant to Longs’ termination right describe above under “—No Solicitation.”

“CVS Material Adverse Effect” means a material adverse effect on CVS’ ability to consummate the transactions contemplated by the Merger Agreement.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party; provided that, if such termination will result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant of the Merger Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

Termination Fees. If the Merger Agreement is terminated by CVS pursuant to clauses (iii)(a) or (iii)(b) of this section entitled “—Termination” or by Longs pursuant to clause (iv)(b) of the “—Termination” section above, then Longs will pay to CVS in immediately available funds $115,000,000 minus all amounts reimbursed by Longs described under “—Fees and Expenses” section below (the “Termination Fee”), in the case of termination by Longs, simultaneously with such termination and, in the case of termination by CVS, within one business day after such termination.

If (i) the Merger Agreement is terminated by CVS or Longs pursuant to clause (ii)(a) of this section entitled “—Termination,” (ii) prior to such termination, a bona fide Acquisition Proposal is publicly announced or otherwise communicated to the Longs Board or the Longs stockholders and (iii) within 12 months following the date of such termination, Longs enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal or an Acquisition Proposal is consummated (provided that, in each case, for purposes of this clause (iii), each reference to “15%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”), then Longs will pay to CVS in immediately available funds, concurrently with the occurrence of the applicable event described in clause (iii), the Termination Fee.

In no event will Longs be required to pay more than one Termination Fee.

Fees and Expenses. If the Merger Agreement is terminated pursuant to clause (ii)(a) of the “—Termination” section above due to a failure of the Minimum Condition to be satisfied, Longs will reimburse CVS and its affiliates (by wire transfer of immediately available funds), no later than two business days after submission of reasonable documentation thereof, for 100% of their reasonable out-of-pocket fees and expenses (including reasonable fees and expenses of their counsel) up to $10 million actually incurred by any of them in connection with the Merger Agreement and the transactions contemplated thereby (including those incurred in connection with the negotiation and consideration thereof and the due diligence investigation of Longs and its subsidiaries).

Except as described above and in the case of expenses incurred by Longs in obtaining consents under certain leases, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Takeover Statutes. Longs has represented in the Merger Agreement that it has taken all action necessary to (i) exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any takeover statute and (ii) render Article Twelfth of its restated articles of incorporation, as amended, inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Amendment; Waiver. Any provision of the Merger Agreement may be amended or waived prior to the Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Acceptance Time, (a) no amendment will be made which decreases the Offer Price and (b) any such amendment will require the approval of a majority of the directors of Longs then in office who were not designated by CVS and (ii) after the approval of the Merger by the stockholders of Longs (if required by the MGCL), no amendment that by law requires further approval by stockholders of Longs will be made without the further approval of such stockholders.

The Confidentiality Agreement. Longs and CVS entered into a confidentiality agreement dated as of July 8, 2008 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. As a condition to being furnished with confidential information, CVS agreed, among other things, to keep all Confidential Information (as defined therein) confidential and to use such Confidential Information solely for the purpose of evaluating a possible transaction between the parties. In addition, both parties agreed not to solicit for employment any management level employee of the other party or its subsidiaries, for a period of eighteen months from the date of the Confidentiality Agreement.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which Purchaser has filed as an exhibit to the Schedule TO, and which you may examine and copy as set forth in “Section 8—Certain Information Concerning Longs” above.

14. Dividends and Distributions.

As discussed in “Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Merger Effective Time and the termination of the Merger Agreement, Longs has agreed not to (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned subsidiaries on a pro rata basis to the equity owners thereof and for regular quarterly cash dividends by Longs with customary record and payment dates on the Shares not in excess of $0.14 per share per quarter, (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Longs securities or securities of any Longs subsidiary except for (a) acquisitions of Shares tendered by holders of Longs stock options, performance-based restricted Shares and restricted Shares outstanding on the date of the Merger Agreement to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto in the ordinary course of business consistent with past practice and in accordance with the terms of the applicable benefit plan or arrangement in effect on the date of the Merger Agreement or (b) acquisitions of Shares to satisfy Longs’ obligations under Longs’ employee stock ownership plan in effect on the date of the Merger Agreement in the ordinary course of business consistent with past practice and in accordance with the such plan, (iv) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Longs securities or securities of any Longs subsidiary, other than the issuance of (a) any Shares upon the exercise of Longs stock options that are outstanding on the date of the Merger Agreement in accordance with the terms of those Longs stock options on the date of the Merger Agreement, (b) any Shares upon the settlement of performance-based restricted Shares that are granted prior to the date of the Merger Agreement in accordance with the terms of those performance-based restricted Shares on the date of the Merger Agreement and (c) any securities of any Longs subsidiary to Longs or any other subsidiary of Longs or (v) amend any term of any Longs security or securities of any Longs subsidiary (in each case, whether by merger, consolidation or otherwise).

15. Conditions of the Offer.

Pursuant to the Merger Agreement, Purchaser is not required to accept for payment or pay for any Shares, and, only after complying with any obligation to extend the expiration date of the Offer pursuant to the Merger Agreement, may terminate the Offer, if:

(i) prior to the expiration of the Offer, (a) the Minimum Condition is not satisfied or (b) the applicable waiting period (and any extension thereof) under the HSR Act has not expired or been terminated;

(ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:

(a) there shall be instituted or pending any action or proceeding (or any investigation or other inquiry that is reasonably likely to result in such action or proceeding) by any governmental authority challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by CVS or Purchaser or the consummation of the Merger;

(b) there has been any action taken, or any applicable law has been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that would or is reasonably likely, directly or indirectly, to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by CVS or Purchaser or the consummation of the Merger;

(c) (x) the representations and warranties of Longs relating to its corporate existence and power, corporate authorization, governmental authorization, capitalization or finders’ fee in the Merger Agreement are not true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which will be true and correct in all material respects only as of such time) or (y) the other representations and warranties of Longs contained in the Merger Agreement (disregarding all materiality and Longs Material Adverse Effect qualifications contained therein) are not true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which will be true and correct only as of such time), except, in the case of clause (y) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Longs Material Adverse Effect;

(d) Longs breaches or fails to perform in all material respects any of its covenants or obligations to be performed or complied with by it under the Merger Agreement prior to such time;

(e) Longs fails to deliver to CVS a certificate signed by an executive officer of Longs dated as of the date on which the Offer expires certifying that the conditions specified in clauses (c) and (d) of this paragraph (ii) do not exist; or

(f) the Merger Agreement is terminated in accordance with its terms.

16. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by Longs with the SEC and other publicly available information concerning Longs, we are not aware of any governmental license or regulatory permit that appears to be material to Longs’ business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. Except as described under “Antitrust,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Longs’ business or certain parts of Longs’ business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions of the Offer.”

Maryland Law. As a Maryland corporation, Longs is subject to Title 3, Subtitles 6 and 7 of the MGCL. Under Title 3, Subtitle 6, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities, or certain other transactions. An interested stockholder is defined as: (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares or (ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation. Title 3, Subtitle 6 will not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder that was not exempted from the operation of the statute prior to the person becoming an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if the corporation’s common stockholders receive a fair price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. In accordance with the provisions of Title 3, Subtitle 6, Longs’ Board has exempted the Merger Agreement and the transactions contemplated by the Merger Agreement from the provisions of Title 3, Subtitle 6.

Under Title 3, Subtitle 7, “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Except as otherwise specified in Title 3, Subtitle 7, a “control share acquisition” means the acquisition of control shares. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Title 3, Subtitle 7 does not apply to acquisitions approved or exempted by the charter or bylaws of the corporation. Longs’ has amended its bylaws to exempt from the provisions of Title 3, Subtitle 7 the transactions contemplated by the Merger Agreement.

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Longs, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions

Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions of the Offer.”

U.S. Antitrust. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

We expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about August 21, 2008. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, September 5, 2008 (being the 15th calendar day from the time of filing) unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Longs, CVS, Purchaser and the Antitrust Division or the FTC, as applicable. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Longs’ substantial assets. Private parties and state attorneys generals may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Third Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals.

If any condition to the Offer, including the condition set forth in paragraph (i)(b) under “Section 15—Conditions of the Offer” above, has not been satisfied or waived on any scheduled expiration date of the Offer, Purchaser has agreed under the Merger Agreement to extend the Offer from time to time until such conditions are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, Purchaser is not required to extend the Offer beyond the End Date.

Purchaser has agreed to take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to transactions contemplated by the Merger Agreement except for actions with respect to or involving any assets of CVS, Longs or any of their respective subsidiaries that generated or represented an amount equal to 30% or more of Longs’ consolidated operating profit for the twelve month period ending January 31, 2008. “Section 13—The Transaction Documents—The Merger Agreement—Third Party Consents and Regulatory Approvals” for more detail.

17. Fees and Expenses.

We have retained Morrow & Co., Inc. to act as the Information Agent and Mellon Investor Services LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person, the Information Agent and the Depositary for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or CVS not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Longs has filed the Schedule 14d-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14d-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8—Certain Information Concerning Longs” with respect to information concerning Longs.

Blue MergerSub Corp.

August 18, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CVS

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of CVS are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with CVS. The business address of each director and officer is CVS Caremark Corporation, One CVS Drive, Woonsocket, Rhode Island 02895. All directors and executive officers listed below are US citizens. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Edwin M. Banks*	46	Mr. Banks is the Founder and Managing Director of Washington Corner Capital Management, LLC, a credit-based investment platform. From 1988 through 2006, Mr. Banks served as Senior Portfolio Manager for W. R. Huff Asset Management Company, an investment management firm. He is also a director of Virgin Media (formerly NTL, Incorporated), a communications services company, and CKX, Inc., an entertainment management company. Mr. Banks previously served on the board of Caremark Rx, Inc. from May 2000 until the closing of the CVS/Caremark merger, when he became a director of CVS.

C. David Brown II*	56	Mr. Brown has been Chairman of Broad and Cassel, a Florida law firm, since March 2000. From 1989 until March 2000, he was Managing Partner of the Orlando office of the firm. He is also a director of Rayonier, Inc., a real estate development, timberland management and cellulose production company. Mr. Brown previously served on the board of Caremark Rx, Inc. from March 2001 until the closing of the CVS/Caremark merger, when he became a director of CVS.

David W. Dorman*	54	Mr. Dorman is non-executive Chairman of the Board of Motorola, Inc., a communications products company, and a director of Yum! Brands, Inc., a quick service restaurant company, Phorm Inc., a digital technology company, and the Georgia Tech Foundation in Atlanta. Mr. Dorman is also an industry consultant with Firethorn Holdings, a Qualcomm Company. Previously, Mr. Dorman was a Managing Director and Senior Advisor with Warburg Pincus LLC, a global private equity firm. Mr. Dorman was a board member of Scientific Atlanta until its acquisition by Cisco Systems in 2006. From November 2005 until January 2006, Mr. Dorman served as President and a director of AT&T Inc., a telecommunications company (formerly known as SBC Communications). From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corporation.

Kristen Gibney Williams*	60	Ms. Gibney Williams retired from Caremark International, Inc. in January 1997. She was previously an executive of Caremark’s Prescription Benefits Management Division, including service as

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		General Manager and as President from 1986 until June 1993 and as Corporate Vice President from June 1993 until her retirement. Caremark Rx, Inc. acquired Caremark International Inc. in September 1996. Ms. Gibney Williams previously served on the board of Caremark Rx, Inc. from February 1999 until the closing of the CVS/Caremark merger, when she became a director of CVS.

Marian L. Heard*	67	Ms. Heard has been President and Chief Executive Officer of Oxen Hill Partners, specialists in leadership development programs, since August 2004. From February 1992 until July 2004, Ms. Heard was President and Chief Executive Officer of the United Way of Massachusetts Bay and Chief Executive Officer of United Way of New England, each a social service agency. Ms. Heard is a director of Sovereign Bancorp, a financial services institution, and BioSphere Medical, Inc., a medical products company.

William H. Joyce*	72	Dr. Joyce is the retired former Chairman of the Board and Chief Executive Officer of Nalco Company, a leading provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications. He served in those roles at Nalco from November 2003 to December 30, 2007. From May 2001 to October 2003, Dr. Joyce was Chairman and Chief Executive Officer of Hercules, Incorporated, a global manufacturer of chemical specialties. Dr. Joyce is a director of El Paso Corporation, a natural gas company.

Jean-Pierre Millon*	59	Mr. Millon is the retired former President and Chief Executive Officer of PCS Health Systems, Inc. (“PCS”). Mr. Millon joined PCS in 1995, where he served as President and Chief Executive Officer from June 1996 until his retirement in September 2000. Prior to joining PCS, Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS. He also serves as a director of Cypress Biosciences, Inc., a biotechnology company, and InfuSystems Holdings, Inc. (formerly HAPC, Inc.), a healthcare services company that provides pumps, supplies and support to oncology practices and clinics. Mr. Millon previously served on the board of Caremark Rx, Inc. from March 2004 and as a director of PCS beginning in October 2000. He became a director of CVS upon the closing of the CVS/Caremark merger.

Terrence Murray*	69	Mr. Murray is the retired former Chairman of FleetBoston Financial Corporation and its predecessors (“FleetBoston”), a financial services institution. Mr. Murray served as Chief Executive Officer of FleetBoston from May 1982 until his retirement in December 2001. Mr. Murray is currently a director of A.T. Cross Company, a personal accessories company, and ChoicePoint, Inc., a provider of identification and credential verification services. He presently serves as the Company’s lead director.

C.A. Lance Piccolo*	68	Mr. Piccolo has been Chief Executive Officer of HealthPic Consultants, Inc., a private consulting company, since September 1996. From 2004 until December 2006, Mr. Piccolo also served as

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		Chairman and CEO of Benchmark Medical, Inc. (now known as Physiotherapy Associates), a leader in outpatient rehabilitation services. From August 1992 until September 1996, he was Chairman of the Board and Chief Executive Officer of Caremark International Inc. Mr. Piccolo also serves as a director of Chemtura Corporation, a polymer and specialty products manufacturer, NovaMed, Inc., an eye care services company, and MedAssets, Inc., a provider of technology-enabled finance-related products and services for hospitals and health systems. Mr. Piccolo previously served as vice chairman of the board of Caremark Rx, Inc. from September 1996 until the closing of the CVS/Caremark merger, when he became a director of CVS.

Sheli Z. Rosenberg*	66	Ms. Rosenberg has been an Adjunct Professor at Northwestern University’s J. L. Kellogg Graduate School of Business since 2003, and is the former President, Chief Executive Officer and Vice Chairwoman of Equity Group Investments, L.L.C., a privately held real estate investment firm. Ms. Rosenberg was Vice Chairwoman of Equity Group Investments, a private investment company, from January 2000 to October 2002, and from 1994 to January 2000, she served as President, Chief Executive Officer and a director of Equity Group Investments. Ms. Rosenberg is currently a director of Avis Budget Group, Inc., a vehicle rental company, Equity Lifestyle Properties, Inc., a real estate investment trust, Ventas, Inc., a healthcare real estate investment trust, and Nanosphere, Inc., a molecular diagnostics products company, and a trustee of Equity Residential Properties Trust, a real estate investment trust.

Thomas M. Ryan*	56	Mr. Ryan has been Chairman of the Board of CVS since November 2007 and President and Chief Executive Officer of CVS since May 1998; formerly was Chairman of CVS Corporation from April 1999 until March 2007; director of Bank of America Corporation, a financial services company, and Yum! Brands, Inc., a quick service restaurant company.

Richard J. Swift*	64	Mr. Swift is the former Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd., an international engineering and construction firm, having served in those positions from April 1994 until his retirement in October 2001. Mr. Swift also served as a member and as Chairman of the Financial Accounting Standards Advisory Council (“FASAC”) from 2002 until his retirement from FASAC in December 2006. Mr. Swift is also a director of the Public Service Enterprise Group, an energy company, Ingersoll-Rand Company, Ltd., a diversified industrial company, Kaman Corporation, a diversified manufacturer and distributor, and Hubbell Incorporated, an electrical and electronic products company.

Chris W. Bodine	52	Mr. Bodine has served as Executive Vice President of CVS and President of CVS Caremark Health Care Services since January 2007; Executive Vice President, Merchandising and Marketing of CVS Corporation and CVS Pharmacy, Inc. from February 2002 to January 2007.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Larry J. Merlo	52	Mr. Merlo has served as Executive Vice President of CVS and President of CVS/pharmacy—Retail since January 2007; Executive Vice President—Stores of CVS Corporation from April 2000 to January 2007 and Executive Vice President, Stores of CVS Pharmacy, Inc. from March 1998 to January 2007.

Howard A. McLure	51	Mr. McLure has served as Executive Vice President of CVS and President of Caremark Pharmacy Services. Mr. McClure was Senior Executive Vice President and Chief Operating Officer of Caremark Rx, Inc. from June 2005 until the closing of the CVS/Caremark merger. Previously, he served as Executive Vice President and Chief Financial Officer of Caremark from May 2000 until June 2005.

David B. Rickard	61	Mr. Rickard has served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS and CVS Pharmacy, Inc. since September 1999; director of Harris Corporation, a communications and information technology company, and of Jones Lang LaSalle Incorporated, a real estate and investment management services company.

Douglas A. Sgarro	49	Mr. Sgarro has served as Executive Vice President and Chief Legal Officer of CVS and CVS Pharmacy, Inc. since March 2004 and President of CVS Realty Co., a real estate development company and a division of CVS Pharmacy, Inc., since October 1999; Senior Vice President and Chief Legal Officer of CVS Corporation from April 2000 to March 2004.

V. Michael Ferdinandi	58	Mr. Ferdinandi has served as Senior Vice President of Human Resources and Corporate Communications of CVS and CVS Pharmacy, Inc. since April 2002.

David M. Denton	43	Mr. Denton has served as Senior Vice President and Controller/Chief Accounting Officer of CVS since March 2008. He was previously Senior Vice President, Financial Administration of CVS and CVS Pharmacy, Inc. from April 2007 until March 2008, Senior Vice President, Finance and Controller of PharmaCare Management Services, Inc. from October 2005 through April 2007 and Vice President of CVS Pharmacy, Inc. from 2001 through October 2005.

Helena B. Foulkes	44	Ms. Foulkes has served as Senior Vice President of Health Services of CVS Pharmacy, Inc. since October 2007. She was previously Senior Vice President, Marketing and Operations Services of CVS Pharmacy, Inc. from January 2007 through October 2007 and Senior Vice President, Advertising and Marketing of CVS Pharmacy, Inc. from April 2002 to January 2007.

Jonathan C. Roberts	52	Mr. Roberts has served as Senior Vice President and Chief Information Officer of CVS Pharmacy, Inc. since January 2006; Senior Vice President—Store Operations of CVS Pharmacy, Inc. from August 2002 until December 2005.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is CVS Caremark Corporation, One CVS Drive, Woonsocket, Rhode Island 02895. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
David B. Rickard*	61	President since Purchaser was formed, Mr. Rickard has served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS and CVS Pharmacy, Inc. since September 1999; director of Harris Corporation, a communications and information technology company, and Jones Lang LaSalle Incorporated, a real estate and investment management services company.

David M. Denton*	42	Vice President, Chief Financial Officer and Treasurer since Purchaser was formed, Mr. Denton has served as Senior Vice President and Controller/Chief Accounting Officer of CVS since March 2008. He was previously Senior Vice President, Financial Administration of CVS and CVS Pharmacy, Inc. from April 2007 until March 2008, Senior Vice President, Finance and Controller of PharmaCare Management Services, Inc. from October 2005 through April 2007 and Vice President of CVS Pharmacy, Inc. from 2001 through October 2005.

Douglas A. Sgarro*	49	Vice President and Secretary since Purchaser was formed, Mr. Sgarro has served as Executive Vice President and Chief Legal Officer of CVS and CVS Pharmacy, Inc. since March 2004 and President of CVS Realty Co., a real estate development company and a division of CVS Pharmacy, Inc., since October 1999; Senior Vice President and Chief Legal Officer of CVS Corporation from April 2000 to March 2004.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

MELLON INVESTOR SERVICES LLC

By Mail:	By Overnight Courier or By Hand:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Corporate Action Dept., 27th Floor	Attn: Corporate Action Dept., 27th Floor
P.O. Box 3300	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310

By Facsimile:

(For Eligible Institutions Only)

(412) 209-6443

Confirm Facsimile Transmission:

(201) 680-4860

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.

470 West Avenue

Stamford, CT 06902

Banks and Brokers call collect: (203) 658-9400

All others call toll free: (877) 366-1576

Email: ldg.infor@morrowco.com